May 2, 2017
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Quarterly Report on Form 10-Q Under
Section 219 of the Iran Threat Reduction and Syria Human Rights
Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Bridgepoint Education, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the U.S. Securities and Exchange Commission on May 2, 2017.
Respectfully submitted,
BRIDGEPOINT EDUCATION, INC.
By: /s/ Diane L. Thompson
Diane L. Thompson
Executive Vice President, Secretary and General Counsel